                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                        FELCOR LODGING TRUST INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------

                         (Title and Class of Securities)

                                    31430F101
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                               SEPTEMBER 21, 2001
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

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CUSIP NO. 31430F101                 FORM 13G                   Page 2 of 8 Pages

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)
                                                                 ----
                                                             (b)
                                                                 ----
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3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER
SHARES                  2,843,877
                     -----------------------------------------------------------

BENEFICIALLY   6     SHARED VOTING POWER
OWNED BY                -0-
                     -----------------------------------------------------------

EACH           7     SOLE DISPOSITIVE POWER
REPORTING               2,843,877
                     -----------------------------------------------------------

PERSON         8     SHARED DISPOSITIVE POWER
WITH                    -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,843,877
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.4% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
            OO       (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------


(1) Based on 52,975,641 shares of the Stock outstanding as of August 10, 2000, as reported in the Company's Form 10-Q/A filed on September 10, 2001 for the quarterly period ended June 30, 2001.


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CUSIP NO. 31430F101                 FORM 13G                   Page 3 of 8 Pages

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)
                                                                 ----
                                                             (b)
                                                                 ----
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER
SHARES                  2,884,877
                     -----------------------------------------------------------

BENEFICIALLY   6     SHARED VOTING POWER
OWNED BY                -0-
                     -----------------------------------------------------------

EACH           7     SOLE DISPOSITIVE POWER
REPORTING               2,884,877
                     -----------------------------------------------------------

PERSON         8     SHARED DISPOSITIVE POWER
WITH                    -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,884,877
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.4% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------


(1) Based on 52,975,641 shares of the Stock outstanding as of August 10, 2000, as reported in the Company's Form 10-Q/A filed on September 10, 2001 for the quarterly period ended June 30, 2001.


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CUSIP NO. 31430F101                 FORM 13G                   Page 4 of 8 Pages


Pursuant to Rule 13d-1(c) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file their initial Schedule 13G Statement dated September 21, 2001 (the "Schedule 13G"), relating to the Common Stock, $.01 par value per share (the "Stock"), of FelCor Lodging Trust Incorporated (the "Issuer").

Unless otherwise indicated, all defined terms used herein shall mean the following: Dunn Family Trust, David J. Dunn, Trustee shall be referred to as "DFT", David J. Dunn shall be referred to as "DJD", and Idanta Partners Ltd. shall be referred to as "IPL".


ITEM 1(a).        NAME OF ISSUER.
                  --------------

         The name of the issuer is FelCor Lodging Trust Incorporated (the "Issuer").


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                  -----------------------------------------------

         The address of the issuer's principal executive offices is:

                           545 E. John Carpenter Freeway
                           Suite 1300
                           Irving, TX  75062


ITEM 2(a).        NAME OF PERSON FILING.
                  ---------------------

         Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Dunn Family Trust, David J. Dunn, trustee (a grantor trust) ("DFT") and David J. Dunn ("DJD"). DFT and DJD are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
                  -----------------------------------------------------------

         The principal business office address of all Reporting Persons (DFT and DJD) is:

                  4660 La Jolla Village Drive, Suite 850
                  San Diego, California 92122


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CUSIP NO. 31430F101                 FORM 13G                   Page 5 of 8 Pages

ITEM 2(c).        CITIZENSHIP.
                  -----------

         DFT is a California grantor trust. DJD is a citizen of the United States of America.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.
                  ----------------------------

         This Schedule 13G Statement relates to the Common Stock, $.01 par value, of the Issuer (the "Stock").

ITEM 2(e).        CUSIP NUMBER.
                  ------------

         The CUSIP Number of the Stock is 31430F101.

ITEM 3.           FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c).
                  ----------------------------------------------------

         This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d- 2(b) or (c).

ITEM 4.           OWNERSHIP.
                  ---------

                  DFT: (a) Because of its position as general partner of Idanta Partners Ltd. ("IPL"), which owns 1,574,726 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of these 1,574,726 shares, in addition to the 1,269,151 it directly owns, which totals 2,843,877 shares,
                           (b) which constitutes in the aggregate approximately 5.4% of the assumed 52,975,641 outstanding shares of the Stock.
                           (c) In its capacity as a general partner of IPL and due to the shares it directly owns, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,843,877 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

                  DJD: (a) Because DJD is the trustee of DFT, which owns 1,269,151 shares and which is a general partner of IPL, which owns 1,574,726 shares of the Stock, and owns 41,000 shares of the Stock jointly with his spouse, DJD may pursuant to Rule 13d- 3 of the Act, be deemed to be beneficial owner of 2,884,877 shares,
                           (b) which constitutes in the aggregate approximately 5.4% of the assumed 52,975,641 outstanding shares of the Stock.
                           (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,884,877 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD owns no shares individually.


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CUSIP NO. 31430F101                 FORM 13G                   Page 6 of 8 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  --------------------------------------------

         This item is not applicable to this filing.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  ------

         No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
                  -------------------------

         This Schedule 13G Statement is not being filed by a parent holding company or control person.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  ----------------------------------------------------------

         This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1) which does not constitute a group. The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  ------------------------------

         It is inapplicable for the purposes herein to provide notice of dissolution of a group.


ITEM 10.          CERTIFICATION.
                  -------------

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 31430F101                 FORM 13G                   Page 7 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. The undersigned have filed this statement jointly pursuant to the agreement attached as Exhibit A.

DATED:            September 26, 2001


 /s/ David J. Dunn
-------------------------------------
DAVID J. DUNN

DUNN FAMILY TRUST

By:       /s/ David J. Dunn
         -------------------------------------
         David J. Dunn, Trustee






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CUSIP NO. 31430F101                 FORM 13G                   Page 8 of 8 Pages



                            JOINT FILING AGREEMENT                  EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.

DATED:            September 26, 2001



 /s/ David J. Dunn
-------------------------------------
DAVID J. DUNN


DUNN FAMILY TRUST



By:       /s/ David J. Dunn
         -------------------------------------
         David J. Dunn, Trustee